UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”) announces to the market that in the auction for the sale of radiofrequency leftovers at 1,800 MHz, 1,900 MHz and 2,500 MHz bands, conducted by Agência Nacional de Telecomunicações ("ANATEL") on December 17 2015, in accordance with the Notice of BID No. 2/2015-SOR/SPR/CD-ANATEL ("Notice"), the Company was the winner in seven lots of the 2.500 MHz frequency, as follows:

•         Lot E2 - DDD 11 – Greater São Paulo - R$ 110,250,000

•         Lot E18 - DDD21 – Greater Rio - R$ 55 million

•         Lot E39 - DDD48 - Florianópolis and region - R$ 500,000

•         Lot E43 - DDD51 – Greater Porto Alegre - R$ 16,690,000

•         Lot E46 - DDD54 - Caxias do Sul and region - R $ 2,085,000

•         Lot E51 - DDD63 - Palmas and region - R$ 400,000

•         Lot E58 - DDD67 - Dourados and region - R$ 525,079

The total amount offered for the bands was R$ 185,450,079.

Thus, the Company will increase its service delivery capacity with fourth generation technology (4G) in key regions of the country, with extra band of 10 + 10 MHz in addition to the band of 20 + 20 MHz acquired in 2012’s bid.

The amount to be paid and the terms and conditions comply with the rules set out in the Notice and by ANATEL.

With today’s acquisition, the Company achieves its goal of ensuring the necessary spectrum to the expansion of 4G service, thus meeting the growing demand for high-speed internet.

Telefônica Brasil leads the 4G market in Brazil, with a market share of 37.3%, according to latest figures released by ANATEL.

São Paulo, December 18, 2015.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 18, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director